Exhibit (a)(1)(xxiii)

[MMC Letterhead]

June 20, 2005

To MMC Optionholders Eligible for Stock Option Exchange:

There are approximately ten days left in which to make your election to participate in the MMC Stock Option Exchange program. The offer is scheduled to end at 5:00 p.m. U.S. Eastern Time on Thursday, June 30, 2005. To participate in this program, you must submit your election by that deadline.

Whether or not you have already made an election to participate in the program, you should note that the text of the Offer to Exchange Certain Outstanding Shares has been revised in response to comments received from the Securities and Exchange Commission. Enclosed is a copy of the Amended and Restated Offer to Exchange Certain Outstanding Shares (revised 6/9/05), including a new Schedule C, which includes summary financial information about MMC. If you are interested in reviewing the textual changes, they are listed in Amendment No. 1 to Schedule TO, which is available with MMC’s other filings at www.sec.gov. The underlying terms of the offer (including options eligible for exchange and the exchange ratios) remain unchanged.

Shortly after the announcement of the Stock Option Exchange Program on May 20, you should have received a set of materials explaining the exchange process, the general tax implications of the exchange that may apply to you, and how to elect to exchange options, as well as a set of frequently asked questions and personalized information about your eligible options. Before deciding whether or not to participate, please read the materials carefully. If you choose to exchange your options, please ensure you submit your election to MMC Global Compensation via fax to 212-345-4767 or direct mail to 1166 Avenue of the Americas, New York, NY 10036 U.S.A. before 5:00 p.m. U.S. Eastern Time on Thursday, June 30, 2005.

If you have questions about the Stock Option Exchange program, you can contact MMC Global Compensation by phone at 212-345-3500 weekdays between 9:00 a.m. and 5:00 p.m. U.S. Eastern Time. You will be able to leave a voice message on this extension for calls after business hours.

Michael A. Petrullo
Senior Vice President & Chief Administrative Officer
Marsh & McLennan Companies, Inc.

The tender offer materials contain important information for optionholders, and should be read carefully by them prior to tendering. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible MMC optionholders may obtain free of charge a paper copy of the tender offer statement by contacting MMC Corporate Development at (212) 345-5475.